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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
MasterCard Incorporated
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
57636Q104
(CUSIP Number)
August 17, 2007
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages Page 1 of 10 Pages Exhibit Index: Page 9

SCHEDULE 13G/A

CUSIP NO.	57636Q104	PAGE	2	OF	10

1.	Names of Reporting Persons Atticus Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware

	5.	Sole Voting Power

Number of		7,181,494

Shares	6.	Shared Voting Power
Beneficially by
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		7,181,494

With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,181,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	9.0%

12.	Type of Reporting Person (See Instructions)

	PN

SCHEDULE 13G/A

CUSIP NO.	57636Q104	PAGE	3	OF	10

1.	Names of Reporting Persons Atticus Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

	Delaware

	5.	Sole Voting Power

Number of		7,181,494

Shares	6.	Shared Voting Power
Beneficially by
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		7,181,494

With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,181,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	9.0%

12.	Type of Reporting Person (See Instructions)

	OO

SCHEDULE 13G/A

CUSIP NO.	57636Q104	PAGE	4	OF	10

1.	Names of Reporting Persons Timothy R. Barakett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Canada

	5.	Sole Voting Power

Number of Shares		7,181,494

Beneficially by	6.	Shared Voting Power
Owned by
Each		0

Reporting Person	7.	Sole Dispositive Power
With:
7,181,494

	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,181,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9):

9.0%

12.	Type of Reporting Person (See Instructions)

HC, IN

SCHEDULE 13G/A

CUSIP NO. 57636Q104	PAGE 5 OF 10 PAGES

Item 1(a) Name of Issuer
Item 1(b) Address of the Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if None, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 4(a) Amount Beneficially Owned
Item 4(b) Percent of Class
Item 4(c) Number of shares as to which such person has
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signatures
EX-99.A: Power of Attorney

Item 1(a)	Name of Issuer:

Mastercard Incorporated (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

2000 Purchase Street Purchase, New York 10577

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Atticus Capital LP (“Atticus Capital”);

ii) Atticus Management LLC (“Atticus Management”); and

iii) Timothy R. Barakett (“Mr. Barakett”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 152 West 57th Street, 45th Floor, New York, NY 10019.

Item 2(c)	Citizenship:

1) Atticus Capital is a Delaware limited partnership;

2) Atticus Management is a Delaware limited liability company; and

3) Mr. Barakett is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e)	CUSIP Number:

57636Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

SCHEDULE 13G/A

CUSIP NO. 57636Q104	PAGE 6 OF 10 PAGES

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 7,181,494 Shares.

Item 4(b)	Percent of Class:
                              As of July 26, 2007, the number of Shares outstanding was 79,837,897 according to the Issuer’s Form 10-Q filed on August 1, 2007. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.0% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

	Atticus Capital

	(i)	Sole power to vote or to direct the vote	7,181,494

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	7,181,494

	(iv)	Shared power to dispose or to direct the disposition of	0

	Atticus Management

	(i)	Sole power to vote or to direct the vote	7,181,494

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	7,181,494

	(iv)	Shared power to dispose or to direct the disposition of	0

	Mr. Barakett

	(i)	Sole power to vote or to direct the vote	7,181,494

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	7,181,494

	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

SCHEDULE 13G/A

CUSIP NO. 57636Q104	PAGE 7 OF 10 PAGES

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
                              By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A

CUSIP NO. 57636Q104	PAGE 8 OF 10 PAGES
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

ATTICUS CAPITAL LP

By:	Atticus Management LLC,
its general partner

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

*	by Dennis Bertron, attorney-in-fact

SCHEDULE 13G/A

CUSIP NO. 57636Q104	PAGE 9 OF 10 PAGES
EXHIBIT INDEX
A.    Power of Attorney, dated June 7, 2007